Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS FOR THE
FOURTH QUARTER AND FULL YEAR 2011

Record Full Year revenues of $160.2 million, EPS of $1.23 and operating cash flow of $45.9 million

AZOUR, Israel – February 22, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Highlights of the Fourth Quarter

•	A 19 thousand year-over-year increase in net subscribers and four thousand in the quarter, to a record of 623 thousand as of December 31, 2011;
•	Gross margin at 50.1% and operating margin at 20.6%;
•	EBITDA of $11.5 million or 31.2% of revenues;
•	Operating cash flow of $12.6 million;
•	Declared dividend of $25.8 million, representing 100% of the 2011 net income and a dividend yield of 8.7%.

Fourth Quarter 2011 Results
Revenues for the fourth quarter of 2011 reached $37.0 million, representing a 9.3% decline compared with revenues of $40.7 million in the fourth quarter of 2010. 77% of revenues were from location based service subscription fees and 23% from product revenues.

Revenues from subscription fees declined by 1.2%, compared with the fourth quarter of last year. The decline was primarily due to the weakening of the Brazilian Real, the Argentinean Peso and the Israeli Shekel versus the US Dollar. The subscriber base grew by 19,000 to 623,000 as of December 31, 2011, as compared with 604,000 as of December 31, 2010. Product revenues declined by 29% as compared with the same period last year. The decline was primarily due to the above-mentioned currency effects, a decrease in the number of new cars sold in Israel in the fourth quarter of 2011 compared with 2010 and a decrease in sales of the Company's subsidiary ERM.

Gross profit for the fourth quarter of 2011 was $18.5 million (50.1% of revenues) compared with $20.0 million (49.1% of revenues) in the fourth quarter of 2010.

Operating profit for the fourth quarter of 2011 was $7.6 million (20.6% of revenues) compared with an operating profit of $8.6 million (21.0% of revenues) in the fourth quarter of 2010.

EBITDA for the fourth quarter of 2011was $11.5 million (31.2% of revenues) compared to an EBITDA of $12.9 million (31.7% of revenues) in the fourth quarter of 2010.

Financial income for the fourth quarter of 2011 was $0.7 million compared with a financial Expenses of $0.3 million in the fourth quarter of 2010.

Net income in the fourth quarter of 2011 was $6.1 million (16.4% of revenues) compared with a loss of $6.5 million in the fourth quarter of 2010. Fully diluted earnings per share in the fourth quarter of 2011 was $0.29, compared with a loss per share of $0.31 in the fourth quarter of 2010.

Cash flow generated from operations during the quarter was $12.6 million.

Full Year Results

Revenues for 2011 reached $160.2 million. This is an increase of 8.5% over revenues of $147.8 million in 2010. A part of the increase was due to currency fluctuations during the year.

Gross profit for 2011 was $79.3 (49.5% of revenues), compared with $72.7 million (49.1% of revenues) in 2010.

Operating profit for 2011 was $34.5 million (21.5% of revenues) compared with an operating profit of $30.7 million (20.7% of revenues) in 2010.

EBITDA for the year was $51.5 million (32.1% of revenues) compared to an EBITDA of $46.6 million (31.6% of revenues) in 2010.

Net income in 2011 was $25.8 million (16.1% of revenues) or fully diluted earnings per share of $1.23. This is compared with a reported net income in 2010 of $8.7 million (5.9% of revenues) which includes a $12.3 million effect for the Leonardo litigation. Excluding this effect, net income in 2010 would have been $21.0 million (14.2% of revenues), or fully diluted earnings per share of $1.00.

Cash flow from operations for 2011 was $45.9 million. As of December 31, 2011, the Company had net cash, including marketable securities and deposits for short and long term, of $39.7 million or $1.89 per share. This is compared with US$56.9 million or $2.71 per share as of September 30, 2011, and $60.9 million or $2.90 per share as of December 31, 2010.

As reported in the financial results press release for the third quarter of 2011, due to the recent Leonardo litigation and ST arbitration with regard to the sale of Telematics, an amount totaling approximately $27 million was paid out in the fourth quarter of 2011, reducing the Company’s year-end cash position.

Dividend
The Board of Directors announced a dividend amounting to $25.8 million or $1.23 per share, which is 100% of the net profit for 2011. Based on an average share price during 2011 of $14.11, this represents a dividend yield of 8.7% for 2011.

The Board of Directors approved a change to the dividend policy, whereby starting from the first quarter of 2012, the dividend will be issued on a quarterly basis instead of on an annual basis, as it has been to date. The Board maintained the policy of issuing not less than 50% of the Company’s quarterly net profit over the course of a year.

The dividend’s record date is March 20, 2012, and the dividend will be paid on April 4, 2012, net of taxes and levies, at the rate of 25%.

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Eyal Sheratzky, Co-CEO of Ituran said, “The fourth quarter of 2011 completes a year of growth and improvement in our business. In 2011, we took some strategic steps in Brazil to improve our operations which will have the long-term effect of lowering the churn rate and increase the average amount of time a subscriber will stay with us. It already had a positive impact on our cash flow in the fourth quarter of 2011 and we expect it to improve our subscriber growth in 2012. Our business remains strong in all the geographies in which we operate, and we believe that in 2012 we will see the fruits of the efforts taken during the year and we expect our subscriber base to increase.

Conference Call Information

The Company will also be hosting a conference call later today, February 22, 2011 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0644

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 623,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2011	2010

Current assets
Cash and cash equivalents	35,270	46,674
Deposit in escrow	-	5,238
Investments in marketable securities	68	1,509
Accounts receivable (net of allowance for doubtful accounts)	25,294	31,161
Loan to former employee	340	-
Other current assets	12,048	12,770
Inventories	10,881	8,501
	83,901	105,853

Long-term investments and debit balances
Deposit in escrow	4,888	7,858
Investments in affiliated company	207	220
Investments in other company	80	86
Other non-current assets	2,216	3,709
Loan to former employee	-	558
Deferred income taxes	5,568	4,934
Funds in respect of employee rights upon retirement	4,741	4,498
	17,700	21,863

Property and equipment, net	40,870	46,147

Intangible assets, net	3,355	4,402

Goodwill	9,234	10,079

Total assets	155,060	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2011	2010

Current liabilities
Credit from banking institutions	390	98
Accounts payable	9,319	10,506
Deferred revenues	7,869	6,714
Litigation obligation	-	21,852
Other current liabilities	13,922	18,089
	31,500	57,259

Long-term liabilities
Long term loans	173	233
Liability for employee rights upon retirement	6,865	6,472
Provision for contingencies	4,250	5,324
Other current liabilities	753	1,974
Deferred revenues	728	873
Deferred income taxes	792	1,046
	13,561	15,922

shareholders’ equity	105,711	110,771
Non - controlling interest	4,288	4,392
Total shareholders’ equity	109,999	115,163

Total liabilities and shareholders’ equity	155,060	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three month period ended December 31,
(in thousands except per share data)	2011	2010	2011	2010

Revenues:
Location-based services	120,410	108,101	28,442	28,780
Wireless communications products	39,757	39,724	8,534	11,965
	160,167	147,825	36,976	40,745

Cost of revenues:
Location-based services	49,293	40,820	11,615	10,872
Wireless communications products	31,578	34,354	6,833	9,881
	80,871	75,174	18,448	20,753

Gross profit	79,296	72,651	18,528	19,992
Research and development expenses	631	481	151	148
Selling and marketing expenses	8,543	8,675	2,156	2,174
General and administrative expenses	35,711	31,671	8,646	8,043
Other expenses (income), net	(77)	1,156	(64)	1,072
Operating income	34,488	30,668	7,639	8,555
Other expenses	(819)	(14,745)	(13)	(14,745)
Financing income (expenses) , net	2,100	139	671	(320)
Income (loss) before income taxes	35,769	16,062	8,297	(6,510)
Income tax	(8,950)	(6,286)	(1,954)	258
Share in income (losses) of affiliated companies, net	(23)	(3)	(23)	(1)
Net income (loss) for the period	26,796	9,773	6,320	(6,253)
Less :Net income attributable To non-controlling interest	(1,038)	(1,071)	(256)	(287)

Net income attributable to the company	25,758	8,702	6,064	(6,540)

Basic and diluted earnings per Share of attributable to company's Stockholders	1.23	0.42	0.29	(0.31)

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2011	2010	2011	2010

Cash flows from operating activities
Net income (loss) for the period	26,796	9,773	6,320	(6,253)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	17,032	15,875	3,923	4,362
Exchange differences on principal of deposit and loan, net	(429)	839	24	458
Gains in respect of marketable securities	(27)	(5)	(27)	(5)
Increase in liability for employee rights upon retirement	854	667	173	9
Share in losses of affiliated companies, net	23	3	23	1
Deferred income taxes	449	(1,159)	1,815	(1,758)
Capital loses (gains) on sale of property and equipment, net	63	(299)	87	(320)
Decrease (increase) in accounts receivable	3,649	(4,669)	2,890	270
Decrease (increase) in other current assets	(1,252)	(3,728)	(1,317)	(2,345)
Increase in inventories	(2,985)	(73)	(1,781)	(568)
Decrease in accounts payable	(180)	(3,810)	527	(4,711)
Increase in deferred revenues	1,550	1,752	182	2,520
Increase in other current liabilities	309	3,568	(220)	3,236
Litigation obligation	-	14,745	-	14,745
Net cash provided by operating activities	45,852	33,479	12,619	9,641
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(563)	(662)	(152)	(123)
Capital expenditures	(16,161)	(18,344)	(2,822)	(3,900)
Intangible assets expenditures	(74)	(90)	(16)	(90)
Deposit	384	(52)	(26)	(7)
Adjustment of proceeds received from the sale of subsidiary	(4,650)	-	(4,650)	-
Proceeds from sale of property and equipment	614	1,286	65	582
Investment in marketable securities	-	(2,664)	-	(1,338)
Sale of marketable securities	1,418	5,552	1,418	1,338
Deposit in escrow	8,223	-	7,620	-
Net cash provided by (used in) investment activities	(10,809)	(14,974)	1,437	(3,538)
Cash flows from financing activities
Short-term credit from banking institutions ,net	299	46	(264)	(670)
Repayment of long term loans	(46)	(18)	(11)	(12)
Settlement of litigation obligation in connection with financial transaction	(22,419)	-	(22,419)	-
Acquisition of non- controlling interest	-	(2,250)	-	-
Dividend paid to non-controlling interest	(767)	-	(261)	-
Dividend paid	(21,782)	(31,620)	-	-
Net cash used in financing activities	(44,715)	(33,842)	(22,955)	(682)

Effect of exchange rate changes on cash and cash equivalents	(1,732)	1,198	430	1,039
Net Increase (decrease) in cash and cash equivalents	(11,404)	(14,139)	(8,469)	6,460

Balance of cash and cash equivalents at beginning of period	46,674	60,813	43,739	40,214

Balance of cash and cash equivalents at end of period	35,270	46,674	35,270	46,674